UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Atento S.A.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L0427L204
(CUSIP Number)
Renata Machado
Kyma Capital Limited
22-25 Portman Close
London
W1H 6BS
United Kingdom
Phone: +442033148506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 09, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Kyma Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,210
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 750,210
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.001%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: L0427L204
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this Schedule 13D) relates to the ordinary shares (the Shares), of Atento S.A., a public limited liability company (societe anonyme) incorporated under the laws of Luxembourg (the Issuer). The Issuers principal executive office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.
ITEM 2.	IDENTITY AND BACKGROUND:
The person filing this statement is Kyma Capital Limited, the Reporting Person.

The principal business address of Kyma Capital Limited is 22-25 Portman Close, London W1H 6BS, United Kingdom.

Kyma Capital Limited is an FCA-regulated investment manager based in the United Kingdom and is primarily engaged in fund management activities.

The following sets forth the name, citizenship, present principal occupation or employment of each director and executive officer of the Reporting Person:

Akshay Shah is a citizen of the United Kingdom, and is Chief Investment Officer at the Reporting Person.

Renata Machado is a citizen of Italy and is Chief Operating Officer at the Reporting Person.

Except as otherwise indicated, the business address of each director and officer is c/o Kyma Capital Limited, 22-25 Portman Close, London W1H 6BS, United Kingdom. To the best of the Reporting Person's knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Person own any Shares.

The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Reporting Person may be deemed to be the beneficial owner of, in the aggregate, 750,210 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $10.95 million (including commissions to purchase Shares). The source of funding for these Shares was capital from investors in the Kyma Capital Opportunities Fund Limited.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Person purchased the securities of the Issuer reported herein based on its belief that such securities are dramatically undervalued by the public market.

The Reporting Person sought to engage over a course of several months in a constructive dialogue with the Board of Directors of the Issuer (the Board) and the Issuers management regarding this undervaluation and available opportunities to maximize shareholder value. As part of this dialogue, the Reporting Person has sought shareholder board representation.

As a result of these discussions, the Reporting Person believes there are clear gaps in corporate governance that are detrimental to minority shareholders. After months of communication, the Reporting Person has no confidence that this Board can adequately represent minority interests.

On May 14, 2021, Kyma Capital Limited delivered a letter to the Issuer nominating a director candidate, Catherine Da Silva, for election to the Board. The Reporting Person reserves the right to either withdraw certain or all of its nominees or to nominate additional nominees for election to the Board.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, and may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Shares in the open-market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Shares now owned or hereafter acquired by it to one or more purchasers, or the distribution in kind at any time of all or a portion of the Shares now owned or hereafter acquired by it.

The Reporting Person may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, Securities) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting its beneficial ownership of Shares.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Person had no plans or proposals at the time of its various purchases and do not have plans or proposals at present, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

The Reporting Person acquired the Shares beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) The Reporting Person beneficially owns a total of 750,210 Shares, constituting 5.001% of the 15,000,000 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2021, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2021.

(b) The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 750,210 Shares beneficially owned by it.

(c) The following transactions were effected by the Reporting Person during the past sixty (60) days. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date Security N.of Shs. Price per Share
09/12/2021 Common Stock 3,196 23.85
08/12/2021 Common Stock 5,000 24.26
07/12/2021 Common Stock 5,000 23.96
06/12/2021 Common Stock 5,000 23.94
03/12/2021 Common Stock 5,000 23.71
02/12/2021 Common Stock 5,000 23.68
01/12/2021 Common Stock 5,000 24.05
30/11/2021 Common Stock 2,500 23.43
29/11/2021 Common Stock 5,000 23.76
17/11/2021 Common Stock 5,000 27.50
16/11/2021 Common Stock 20,000 27.11
16/11/2021 Common Stock 2,159 24.15
10/11/2021 Common Stock 2,000 26.65
05/11/2021 Common Stock 1,232 23.76
03/11/2021 Common Stock 1,500 21.42
28/10/2021 Common Stock 3,000 25.34
28/10/2021 Common Stock 4,000 25.25
27/10/2021 Common Stock 2,000 25.40
27/10/2021 Common Stock 2,000 25.20
26/10/2021 Common Stock 1,500 24.99
26/10/2021 Common Stock 1,500 25.11
26/10/2021 Common Stock 1,500 25.16

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Not Applicable.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 - Press Release from Kyma Capital Limited dated December 17, 2021
Exhibit 2 - Letter from Kyma Capital Limited to Issuer dated December 17, 2021
Exhibit 3 - Prior Correspondence with the Issuer

CUSIP No.: L0427L204
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 17 2021	Kyma Capital Limited By: /s/ Renata Machado Name: Renata Machado Title: COO
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: L0427L204
EXHIBIT 1

Press Release from Kyma Capital Limited dated December 17, 2021

Kyma Capital Limited, which manages funds (together, Kyma), in its capacity as the largest public (non-insider) shareholder, today sent a letter to Atentos Chairman, calling for a change in the Companys board.

Kyma believes Atento is a high-quality business, surrounded by an irreplaceable moat. The CX industry is rapidly consolidating and several of Atentos competitors have merged or sold themselves in recent months.

Unfortunately, the Board of Directors is stocked with individuals lacking in public market experience and skills. Kyma believes a majority of this Board has been recruited through a self-nomination process by the three controlling shareholders. Recent company disclosures reveal that these homogeneous individuals have been enriching themselves, alongside extortionate awards to management.

The company and industry both benefit from strong tailwinds; and yet the stock price continues to languish. Kyma believes this is due to the public market incompetence of, and the unjust enrichment and self-dealing by, the Companys board.

Given the Companys utter failure to put forward a credible vision for how it can remedy this stock market underperformance, Kyma has been compelled to put forward its own board candidate with extensive public markets experience.

Kyma reiterates its willingness to work constructively with Atento on the needed changes, for the benefit of all of its stakeholders.

About Kyma Capital

Kyma Capital Limited ("Kyma") is a Londonbased investment manager and is authorized by the Financial Conduct Authority. Kyma manages Kyma Capital Opportunities Fund, which is an all-weather, eventdriven fund that invests in both public and private securities.

For any enquiries, please contact:

Renata Machado
Chief Operating Officer
rmachado@kymacapital.com

CUSIP No.: L0427L204
EXHIBIT 2

Letter from Kyma Capital Limited to Issuer dated December 17, 2021

Atento S.A
1 rue Hildegard Von Bingen,
L-1282 Luxembourg
Grand Duchy of Luxembourg

17 December 2021

Dear Bill,

After several months of back and forth with you on Atentos various corporate governance failures, I remain astounded by the absolute void of public markets sensitivity and creativity that dominates the companys board of directors. The Company has failed to put forth any sort of vision for how it can remedy its persistent undervaluation, reverse its historical share-price underperformance and deliver adequate returns to investors. It seems the detailed issues Kyma and our counsel have raised have failed to permeate the closed minds that govern our Company.

As such, we feel compelled to disclose our concerns to the broader capital markets, alongside our disclosure that we are now a >5% shareholder of Atento.

In summary, the concerns we have expressed to you include:

First, the Boards utter and collective lack of public markets experience and skill.

This has manifested itself in an expensive bond refinancing, and an ill-thought out currency hedge. There has been little or no thought applied to using cash and cash flow for share buybacks or dividends. Conversely, a fair amount of effort seems to have gone into vastly over-rewarding the presence of these directors on this Board see our fifth concern below.

Second, HPS, GIC and Farallon have nominated four of the six board members in place today (the CEO is the seventh).

These three shareholders continue to act in concert, and control Atento with no regard to minority shareholders (Letter from counsel to Kyma, 9 July and Letter from Kyma, 24 Nov). Of course, it is terribly convenient for you to see it as (un)productive to engage in a detailed back and forth on the various other matters referred to by (Kyma) counsel (Letter from you, 30 July). I challenge you to cite a single shareholder resolution or corporate action of any significance where these three shareholders have not acted as one.

Third, the remaining two independents were asleep at the wheel when Bain Capital sleepwalked this company to the edge of its margin loan precipice, in early 2020. It is unclear to what extent these two men are negotiating the conflict of interest between truly representing public shareholders as good fiduciaries, versus collecting their mammoth paychecks by rubber stamping GIC, HPS and Farallons collective control.

Fourth, our concerns around Luxembourg acting in concert issues.

We have raised concerns around shareholders representing greater than 33.3% acting in concert in relation to a Luxembourg company. You have brushed off our assessment that this has the potential to trigger a mandatory tender offer for all outstanding shares (Email correspondence in Sep-Nov 2021). Should our assessment be correct, an offer should therefore have been made to purchase the shares of the other shareholders at a price equal to that paid by the three majority shareholders, i.e, $47 per share.

Fifth, the huge stock awards granted since HPS, GIC and Farallon acquired control in 2020.

The propitious timing and pricing of your stock and option grants will yield officers and directors a profit of over $60 million even at the current depressed share price (Letter from Kyma, 24 Nov), with approximately $12 million going to the members of the Board in a period of just over a year alone. We want to flag to all public investors the Boards decision to grant a mammoth stock award in mid-2020 when the COVID-19 crisis briefly pushed the stock down. This raises the natural concern that the Board may be more focussed on the profit on the RSUs and SOPs granted to its members, rather than on the interests of its public shareholders.

Sixth, a duplicitous show of progressing Catherine Da Silvas candidacy through the recruitment process, when there is clear evidence of the Boards mind being made up, following discussions amongst themselves regarding the appointment (Letter from Kyma, 15 Sep).

A good starting position for this public debate would be our nomination of Catherine as director, to add some public markets experience, nous and diversity to this Board. She might bring an unwelcome level of scrutiny to the Board awarding itself huge stock and option grants, but bringing that sunlight to boardroom machinations should be welcomed by most right-minded shareholders.

A competent Board member like Catherine could raise, shortly after her appointment, issues including a) stock price performance, b) a sale of parts or all of the company, particularly in light of its accidental owners, c) a delisting and / or relisting in a more natural jurisdiction, and d) Board composition.

At the next company general meeting, we expect to formally add her nomination to the meeting agenda.

Of course, with just a little verve on your part, she can be appointed long before that.

Our hope is that in bringing these issues and recommendations into the public sphere, we can succeed in achieving a set of outcomes that we believe all company stakeholders will support: a stronger, better-performing Atento that is well positioned to deliver superior long-term returns for all shareholders, and not just the enrichment of its officers, directors and controlling shareholders.

Yours sincerely,

Akshay Shah

Chief Investment Officer

CUSIP No.: L0427L204
EXHIBIT 3

Prior Correspondence with the Issuer can be found in the following link.

https://www.dropbox.com/s/lj84e7ilci7akma/EXHIBIT%203.pdf?dl=0

A. 2021-Nov-24 Letter from Kyma Capital to the Issuer

B. 2021-Nov-13 Letter from the Issuer to Kyma Capital

C. 2021-Sep/Oct/Nov Email correspondence leading up to and following legal call

D. 2021-Sep-15 Letter from Kyma Capital to the Issuer

E. 2021-Aug-24 Letter from the Issuer to Kyma Capital

F. 2021-Aug-16 Letter from Kyma Capital to the Issuer

G. 2021-Jul-30 Letter from the Issuer to Kyma Capital

H. 2021-Jul-23 Letter from the Issuer to Kyma Capital

I. 2021-Jul-09 Letter from counsel, on behalf of Kyma Capital to the Issuer

J. 2021- Jun-14 Letter from the Issuer to Kyma Capital

K. 2021-May-14 Letter from Kyma Capital to the Issuer